Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Answers Corporation

We consent to the incorporation by reference in the registration statement filed on or about March 20, 2006 on Amendment No. 1 to Form S-3 of Answers Corporation (formerly GuruNet Corporation) and Subsidiary (“the Company”) of our report dated March 20, 2006, with respect to the consolidated balance sheets of the Company as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity, comprehensive loss and cash flows for the years then ended, which report appears in the December 31, 2005 annual report on Form 10-KSB of the Company, and to the reference of our firm under the heading “Experts” in the prospectus.

Somekh Chaikin
Certified Public Accountants (Isr.)
A member firm of KPMG International

March 20, 2006